FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2015
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA signs Ps. 3,989 million contract to build

the Santa Maria Dam in Sinaloa

January 13, 2015, Mexico City — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, today announced the signing of the public works contract to build the Santa Maria reservoir dam with the Federal Water Commission, Conagua. The Ps. 3,989 million unit-price, fixed-term public works contract was awarded through a domestic bidding process. The project is scheduled to be completed in January 2018.

The Santa Maria dam, to be located on the Rio Baluarte in Rosario, Sinaloa will provide water principally for agricultural use in Sinaloa, and aid in the development of value-added in the southern part of the state. The dam will have 120 m high and 784 m long. The reservoir will have a total storage capacity of approximately 980 million m3 of water, and be capable of irrigating approximately 24,000 hectares of farmland in the municipalities of Rosario and Escuinapa.

Alonso Quintana, ICA’s Chief Executive Officer, said, “The Santa Maria dam project builds on ICA’s demonstrated expertise and long tradition of building dams and hydroelectric projects. We look forward to aiding in the development of the southern part of Sinaloa.”

This press release contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit ir.ica.com.mx

For more information, please contact: Ana Paulina Rubio ana.rubio@ica.mx Elena Garcia elena.garcia@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3608

Gabriel de la Concha

gabriel.delaconcha@ica.mx

Corporate Finance Director and Treasurer

Victor Bravo

victor.bravo@ica.mx

Chief Financial Officer

In the US:

Daniel Wilson, Zemi Communications

+(1212) 689 9560

dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2015	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Investment Officer